PW

[redacted]

11021803

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-26155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAY 27 2011

Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2010 **AND ENDING** MARCH 31, 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

THOMAS P. REYNOLDS, LTD.
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 JERICHO TURNPIKE SUITE 304
(No. and Street)

JERICHO (City) NEW YORK (state) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNON BRENNAN (212) 742-1616
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PW

OATH OR AFFIRMATION

I Kennon Brennen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds LTD as of March 31 20 11 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE VENTURA
Notary Public - State of New York
NO. 01VE6128903
Qualified in Nassau County
My Commission Expires 6/20/2013

Notary Public

Signature

Managing Partner

Title

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas P. Reynolds Securities, Ltd.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

March 31, 2011

THOMAS P. REYNOLDS SECURITIES, LTD.

FINANCIAL HIGHLIGHTS
March 31, 2011

		2011
NET INCOME	$	8,877
NET WORTH		200,929
CASH AND CASH EQUIVALENTS		15,604
CURRENT RATIO		2.09 : 1.0

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the accompanying statement of financial condition of Thomas P. Reynolds Securities, Ltd. as of March 31, 2011, and the related statement of operations and retained earnings, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Reynolds Securities, Ltd. as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

May 25, 2011
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
March 31, 2011

ASSETS

Current Assets		
Cash and cash equivalents	$	15,604
Commissions and fees receivable		5,469
Prepaid expense		1,431
Corporate tax refund		242
Total Current Assets		22,746
Office Equipment		
Computer equipment		11,895
		11,895
Less: Accumulated depreciation		(8,981)
		2,914
Other Assets		
Goodwill		186,180
Total Assets	$	211,840

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	7,537
Payroll taxes payable		1,978
Corporate tax payable		1,396
Total Current Liabilities		10,911
Total Liabilities		10,911
Stockholders' Equity		
Common stock, no par, 200 shares, authorized and issued		100,000
Retained earnings		100,929
		200,929
Total Liabilities and Stockholders' Equity	$	211,840

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
Year Ended March 31, 2011

REVENUES		
Commission income, net of rebates	$	529,279
12-b-1 Fees		1,812
Interest income		20
		531,111
OPERATING EXPENSES		
Salaries and Wages		125,064
Payroll taxes and benefits		37,414
Rent and utilities		20,822
Clearing fees		65,943
Trades & tickets		131,031
Commission expense		27,831
Office expense		61,870
Bank charges		1,747
Professional fees		11,100
Insurance		5,514
Dues and fees		3,959
Advertising and promotion		867
Contributions		595
Fees and licenses		1,717
Travel		10,830
Professional development		2,039
Depreciation expense		737
		509,080
Income From Operations		22,031
Other (Expense)		
Acquistion Costs		(12,000)
Income before tax		10,031
Corporate income tax		(1,154)
Net Income		8,877
Retained Earnings - April 1, 2010		92,052
Retained Earnings - March 31, 2011	$	100,929

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended March 31, 2011

Subordinated Liabilities at April 1, 2010	$	-
Increases		-
Decreases		-
Subordinated Liabilities at March 31, 2011	$	-

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2011

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at April 1, 2010	200	$ 100,000	$ -	$ 92,052	$ 192,052
Current year activity	-	-	-	-	-
Net Income	-	-	-	8,877	8,877
Balance at March 31, 2011	200	$ 100,000	$ -	$ 100,929	$ 200,929

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES, LTD.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	8,877
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		737
Other adjustment		2,999
(Increase) Decrease in:		
Receivables		(2,839)
Prepaid expense		784
Corporate tax refund		(242)
Increase (Decrease) in:		
Accounts payable and accrued expenses		(6,197)
Taxes payable		(759)
Net cash provided by operating activities		3,360
Cash Flows From Investing Activities		
Purchase of Fixed assets		(5,392)
Cash paid for Goodwill		(8,000)
Net cash used in investing activities		(13,392)
Cash Flows From Financing Activities		-
Net decrease in cash		(10,032)
Cash and cash equivalents at Beginning of Year		25,636
Cash and cash equivalents at End of Year	$	15,604
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES LTD
NOTES TO FINANCIAL STATEMENTS
Year Ended March 31, 2011

NOTE 1. NATURE OF BUSINESS

Thomas P. Reynolds Securities Ltd., was organized in October 1980 under the laws of the State of New York. The Company engages in the business of trading securities for major investment firms, and is registered with the Securities and Exchange Commission and is a member of FINRA.

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Property and Equipment

Office equipment is recorded at cost. Depreciation is computed principally by the straight line method, based on the estimated useful life of the related asset. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Fair Value Measurements

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on a exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Fair Value Measurements - *Continued*

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Museum has the ability to access at the measurement date .

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2011.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. Accounts receivable are not collateralized.

Revenue Recognition

Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the fifth business day following the transaction date.

Advertising

Advertising costs are expensed as incurred.

THOMAS P. REYNOLDS SECURITIES LTD
NOTES TO FINANCIAL STATEMENTS
Year Ended March 31, 2011

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through May 25, 2011, the date which the financial statements were available to be issued.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130"), that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

NOTE 3. LEASE

The Company has entered into a sublease agreement with Reynolds Consulting Services LLC whereby Reynolds Consulting Services will assume 75% of all rent, taxes and other charges by the Landlord and Thomas P. Reynolds Securities will assume the remaining 25%.

Rental expense for the year ended March 31, 2011 was $20,822.

NOTE 4. CONCENTRATIONS

The Company's revenues are derived entirely from trading in securities.

NOTE 5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company had net capital of $11,835., which was $6,835. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.9219 to 1.

THOMAS P. REYNOLDS SECURITIES LTD
NOTES TO FINANCIAL STATEMENTS
Year Ended March 31, 2011

NOTE 6. Asset Purchase Agreement:

Pursuant to a Contract of Sale dated December 10, 2004 between Thomas P. Reynolds, the majority shareholder of Thomas P. Reynolds Securities, Ltd.(the Company) and Shannon Burhance a minority shareholder of the Company and Kennon A. Brennen an unrelated party, Thomas P. Reynolds sold his entire interest in the Company to Shannon Burhance and Kennon A. Brennen transferring all assets and control of Thomas P. Reynolds Securities, Ltd. to the above mentioned parties effective April 1, 2005, provided however that a new entity Reynolds Consulting Services, LLC be established to carry on the consulting services to union and multi-employer benefit plans independent of Thomas P. Reynolds Securities, Ltd. Under the Agreement the purchase price ($5,000,000) is to be paid over a period of 15 years and is based on quarterly gross revenues.

NOTE 7. Goodwill:

Goodwill recorded by the Company has not been amortized and will be evaluated on an annual basis, or sooner if deemed necessary, in connection with other long lived assets, for potential impairment. Other acquistion costs have been expensed as incurred.

NOTE 8. Fair Value of Financial Instruments:

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. Goodwill is classified as a level 3 Imput because there is no market activity for the asset.

Goodwiill	
Beginning Value	$ 178.180.
Current Year Additions	8.000.
Ending value	$ 186.180.

NOTE 9. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2011 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2011

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on Internal Accounting Control

Stockholders
Thomas P. Reynolds Securities, Ltd.

I have audited the financial statements of Thomas P. Reynolds Securities, Ltd. As of March 31, 2011 and have issued my report thereon dated May 25, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

A study and evaluation of the system of internal accounting control for the year ended March 31, 2011, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

Michael T. Remus

May 25, 2011
Hamilton Square, New Jersey

THOMAS P. REYNOLDS SECURITIES, LTD

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of March 31, 2011

Pursuant to rule 15c 3-3 relating to possession or control requirements, Thomas P. Reynolds Securities, Ltd. clears on a fully disclosed basis, and possession and control is handled through Bank of America Merrill Broadcourt Capital Corp., and JP Morgan Bear Clearing Corp.

THOMAS P. REYNOLDS SECURITIES, LTD.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended March 31, 2011

NET CAPITAL		
Common stock	$	100,000
Additional Paid-In Capital		-
Retained earnings		100,929
Total Credits		200,929
Debits		
Receivables to non-customers		-
Equipment less accumulated depreciation		2,914
Goodwill		186,180
Total Debits		189,094
NET CAPITAL	$	11,835
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness		727
Minimum capital requirement		5,000
Net capital in excess of requirements	$	6,835
Ratio of Aggregate Indebtedness to Net Capital	0.9219 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2011)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	16,681
Net Capital, per above		11,835
Difference	$	4,846

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES, LTD.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended March 31, 2011

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	7,537
Payroll taxes payable		1,978
Corporate income tax payable		1,396
Total Aggregate Indebtedness	$	10,911

See accompanying notes.

THOMAS P. REYNOLDS SECURITIES, LTD.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED MARCH 31, 2011

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Thomas P. Reynolds Securities, Ltd., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

THOMAS P. REYNOLDS SECURITIES, INC.

Independent Accountants Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended March 31, 2011

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Thomas P. Reynolds Securities Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Thomas P. Reynolds Securities Ltd compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Thomas P. Reynolds Securities Ltd. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals. noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011. noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
May 25, 2011

THOMAS P. REYNOLDS SECURITIES, LTD
SIPC Transitional Assessment Reconcilaition
March 31, 2011

<u>General Assessment Calculation</u>

Total Revenue	$ 534,004
Rate	0.0025
General Assessment Due	1,335.01
Less Payments: SIPC 6	(920.50)
Plus: Interest	
Remaining Assessment Due	414.51
Paid with SIPC 7	-
Balance Due	414.51

See accountants report